UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 12)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30315R 107
(CUSIP Number of Class of Securities)

Tyron Hussey

invoX Pharma Limited

5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

George Casey

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,559	Filing Party:	invoX Pharma Limited
Form or Registration No.:	Schedule TO-T	Date Filed:	July 7, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 12 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Purchaser, Parent, and SBP. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(a) to the Schedule TO, and in the accompanying letter of transmittal, a copy of which is attached as Exhibit (a)(1)(b) to the Schedule TO, and which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph thereto:

“On December 30, 2022, Purchaser, Parent, and SBP extended the Offer to 5:00 p.m., Eastern Time, on January 17, 2023, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on December 30, 2022. The Depositary has advised Purchaser, Parent, and SBP that, as of 3:00 p.m., Eastern Time, on December 29, 2022, 16,737,146 Shares had been validly tendered into and not properly withdrawn from the Offer, representing approximately 76.11% of the outstanding Shares, and an additional approximately 1,440,891 Shares tendered pursuant to a notice of guaranteed delivery.

On December 20, 2022, the Parties entered into Amendment No. 3 to the Merger Agreement to, among other things, reduce the standard for satisfaction of the Foreign Investment Condition from affirmative CFIUS Action to a standard of absence of any notification of any actual or threatened action, by or on behalf of CFIUS, that would seek to enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by the Merger Agreement, and in the absence of such action to enable the Parties to close the Offer no earlier than five (5) business days thereafter. In doing so, the Parties expressed to CFIUS their dual goals of (1) consummating the transactions contemplated by the Merger Agreement in order to keep U.S. patients in the potentially lifesaving cancer clinical trials sponsored by the Company and to avoid extensive employee layoffs, especially given the financing challenges of the Company as a stand-alone entity, and (2) continuing to proactively engage with CFIUS to address any unresolved national security risks.

Between December 21 and December 29, the Parties continued to engage with CFIUS regarding the intended closing of the transaction.  On December 29 at 12:05 AM Eastern Time, CFIUS issued an order (the “Interim Order”) to provide CFIUS adequate opportunity to continue its review and investigation and consider proposals to mitigate the identified national security risks.

Later the same day, the Parties engaged in further discussion with CFIUS to help facilitate its review of the proposed transaction. CFIUS has confirmed to the Parties that it has determined that mitigation measures would be available and in discussions with the Parties indicated a draft National Security Agreement setting forth such mitigation measures would be sent to the Parties.

To afford the Parties additional time to review the draft National Security Agreement and to continue discussions with CFIUS, Purchaser, Parent, and the Company entered into Amendment No. 4 (“Amendment No. 4”) to the Merger Agreement on December 30, 2022. Amendment No. 4 extends the End Date of the Merger Agreement from “one (1) minute past 11:59 p.m., Eastern Time, on December 30, 2022” to “one (1) minute past 11:59 p.m., Eastern Time, on January 31, 2023”.  Amendment No. 4 also amends the Foreign Investment Condition of the Offer with respect to CFIUS as described below and makes certain other related amendments, as further described in Exhibit (d)(12) hereto.”

Item 1; Items 4 through 5; Item 11.

The Offer to Purchase and Items 1, Items 4 through 5, and Item 11 of the Schedule TO, to the extent such Items 1, Items 4 through 5, and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The “Summary Term Sheet” section of the Offer to Purchase is hereby amended and supplemented by amending and restating in its entirety the second bulleted item under the heading “What are the most significant conditions to the Offer?” to read as follows (amended language in bold and underlined font):

“●   (a) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act or any foreign Antitrust Laws shall have been obtained, shall have been received or shall have terminated or expired, as the case may be, and if applicable, all antitrust investigations by the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) have been closed; and in the event the parties receive a letter from the FTC or DOJ that the applicable waiting period will expire imminently or has expired but the FTC or DOJ is still investigating the transactions contemplated by the Merger Agreement, such antitrust investigation will be deemed closed thirty (30) days after receipt of such letter unless the FTC or DOJ issues a request to the parties seeking information or otherwise indicates that it continues to actively investigate the transaction, in which case, such antitrust investigation will be deemed open until the earlier of (i) the FTC or DOJ indicating that its investigation is closed, (ii) thirty (30) days after the parties have supplied any requested information to the FTC or DOJ if the FTC or DOJ has indicated that it has no further requests or questions for the parties, or (iii) thirty (30) days after the FTC or DOJ has indicated its investigation is still open so long as it has not sought during that time any information from the parties about the transactions contemplated by the Merger Agreement, (b) if a declaration or notification has been made to or requested by CFIUS with respect to the transactions contemplated by the Merger Agreement, (i) the CFIUS Action with respect to such declaration or notification has occurred or (ii) the Parties have not received notification of any actual or threatened commencement of any legal proceeding, issuance of any order, or taking of any other action, by or on behalf of CFIUS that would seek to enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by the Merger Agreement; (c) the Order Establishing Interim Mitigation Measures, issued by CFIUS to the Parties on December 29, 2022 (the “Interim Order”) has been terminated as a result of (x) CFIUS having concluded action under Section 721 of the Defense Production Act with respect to the transactions contemplated by the Merger Agreement, (y) the President having taken action or having declined to take action under Section 721 of the Defense Production Act with respect to the transactions contemplated by the Merger Agreement, unless such Presidential action would prohibit consummation of the transactions contemplated by the Merger Agreement, or (z) CFIUS or the President having revoked or terminated the Interim Order; and (d) if any declaration, notification or report forms have been filed or are required to be filed with the applicable governmental body under any applicable foreign investment rules, including the NSIA, the applicable consent, approval or clearance with respect to such declaration, notification or report has been obtained;”

2.	Clause (f) of Section 15 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows (amended language in bold and underlined font):

“(f)          (i) if a declaration or notification has been made to or requested by CFIUS with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (A) the CFIUS Action with respect to such declaration or notification has occurred or (B) the Parties have not received notification of any actual or threatened commencement of any legal proceeding, issuance of any order, or taking of any other action, by or on behalf of CFIUS that would seek to enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by the Merger Agreement; (ii) the Order Establishing Interim Mitigation Measures, issued by CFIUS to the Parties on December 29, 2022 (the “Interim Order”) has been terminated as a result of (x) CFIUS having concluded action under Section 721 of the Defense Production Act with respect to the transactions contemplated by the Merger Agreement, (y) the President having taken action or having declined to take action under Section 721 of the Defense Production Act with respect to the transactions contemplated by the Merger Agreement, unless such Presidential action would prohibit consummation of the transactions contemplated by the Merger Agreement, or (z) CFIUS or the President having revoked or terminated the Interim Order; and (iii) if any declaration, notification or report forms have been filed or are required to be filed with the applicable governmental body under any applicable Foreign Direct Investment Laws, including the NSIA, with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the applicable consent, approval or clearance with respect to such declaration, notification or report has been obtained (each of the conditions in this clause “(f)”, the “Foreign Investment Condition”);”

Items 5 through 6; Item 11.

The Offer to Purchase and Items 5 through 6 and Item 11 of the Schedule TO, to the extent such Items 5 through 6 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“On December 30, 2022, Purchaser, Parent, and the Company entered into Amendment No. 4 (“Amendment No. 4”) to the Merger Agreement. Amendment No. 4 extends the End Date of the Merger Agreement from “one (1) minute past 11:59 p.m., Eastern Time, on December 30, 2022” to “one (1) minute past 11:59 p.m., Eastern Time, on January 31, 2023”. Amendment No. 4 also amends the Foreign Investment Condition of the Offer with respect to CFIUS and makes certain other related amendments, as further described in Exhibit (d)(12) hereto.

Other than as expressly modified pursuant to Amendments No. 1, 2, 3 and 4, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2022, remains in full force and effect as originally executed on June 22, 2022. The foregoing description of Amendment No. 4 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 4 attached as Exhibit (d)(12) hereto and incorporated herein by reference.”

2.	Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Termination”:

“As described above, the Merger Agreement may be terminated by either Parent or the Company, subject to certain exceptions, if the Offer Acceptance Time has not occurred on or prior to the End Date. On December 30, 2022, the Company, Purchaser, and Parent entered into Amendment No. 4 to extend the End Date from “one (1) minute past 11:59 p.m., Eastern Time, on December 30, 2022” to “one (1) minute past 11:59 p.m., Eastern Time, on January 31, 2023”. The Parties continue to engage with CFIUS to help facilitate its review of the proposed transaction. CFIUS has confirmed to the Parties that it has determined that mitigation measures would be available and in discussions with the Parties indicated a draft National Security Agreement setting forth such mitigation measures would be sent to the Parties. The Parties have extended the End Date to afford the Parties additional time to review the draft National Security Agreement and to continue discussions with CFIUS.”

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented as follows:

1.	The last paragraph of the subsection titled “Committee on Foreign Investment in the United States” is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On December 20, 2022, the Parties entered into Amendment No. 3 to the Merger Agreement to, among other things, reduce the standard for satisfaction of the Foreign Investment Condition from affirmative CFIUS Action to a standard of absence of any notification of any actual or threatened action, by or on behalf of CFIUS, that would seek to enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by the Merger Agreement, and in the absence of such action to enable the Parties to close the Offer no earlier than five (5) business days thereafter. In doing so, the Parties expressed to CFIUS their dual goals of (1) consummating the transactions contemplated by the Merger Agreement in order to keep U.S. patients in the potentially lifesaving cancer clinical trials sponsored by the Company and to avoid extensive employee layoffs, especially given the financing challenges of the Company as a stand-alone entity, and (2) continuing to proactively engage with CFIUS to address any unresolved national security risks.

Between December 21 and December 29, the Parties continued to engage with CFIUS regarding the intended closing of the transaction.  On December 29 at 12:05 AM Eastern Time, CFIUS issued an order (the “Interim Order”) to provide CFIUS adequate opportunity to continue its review and investigation and consider proposals to mitigate the identified national security risks.

Later the same day, the Parties engaged in further discussion with CFIUS to help facilitate its review of the proposed transaction. CFIUS has confirmed to the Parties that it has determined that mitigation measures would be available and in discussions with the Parties indicated a draft National Security Agreement setting forth such mitigation measures would be sent to the Parties.

To afford the Parties additional time to review the draft National Security Agreement and to continue discussions with CFIUS, Purchaser, Parent, and the Company entered into Amendment No. 4 on December 30, 2022. Amendment No. 4 extends the End Date of the Merger Agreement from “one (1) minute past 11:59 p.m., Eastern Time, on December 30, 2022” to “one (1) minute past 11:59 p.m., Eastern Time, on January 31, 2023”.  Amendment No. 4 also amends the Foreign Investment Condition of the Offer with respect to CFIUS and makes certain other related amendments, as further described in Exhibit (d)(12) hereto.”

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO.

Exhibits (a)(1)(a) through (a)(1)(e) to the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in such Exhibits (a)(1)(a) through (a)(1)(e)) are hereby amended and supplemented as follows:

1.	All references regarding the scheduled expiration of the Offer being “5:00 p.m., Eastern Time, on December 30, 2022” set forth in the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., Eastern Time, on January 17, 2023”.
2.	All references regarding the End Date of the Merger Agreement being “one (1) minute past 11:59 p.m., Eastern Time, on December 30, 2022” set forth in the Offer to Purchase are hereby amended and replaced with “one (1) minute past 11:59 p.m., Eastern Time, on January 31, 2023”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

(d)(12)	Amendment No. 4 to Agreement and Plan of Merger, dated December 30, 2022, among Parent, Purchaser and the Company.**

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

FENNEC ACQUISITION INCORPORATED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

INVOX PHARMA LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Authorized Signatory

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Notice of Guaranteed Delivery.*

(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022.*

(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*

(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*
(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 8, 2022.*
(a)(5)(d)	Joint Press Release Announcing Extension of the Offer, issued by Parent, SBP and the Company on August 4, 2022.*
(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*

(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*

(d)(3)	Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).*
(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Neil Brewis.*
(d)(7)	Letter Agreement, dated July 25, 2022, by and between Parent and Darlene Deptula-Hicks.*
(d)(8)	Letter Agreement, dated July 25, 2022, by and between Parent and Louis Kayitalire.*

(d)(9)	Amendment No. 1 to Agreement and Plan of Merger, dated November 20, 2022, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on November 21, 2022 (incorporated herein by reference).*

(d)(10)	Amendment No. 2 to Agreement and Plan of Merger, dated December 19, 2022, among Parent, Purchaser and the Company.*

(d)(11)	Amendment No. 3 to Agreement and Plan of Merger, dated December 20, 2022, among Parent, Purchaser and the Company.*

(d)(12)	Amendment No. 4 to Agreement and Plan of Merger, dated December 30, 2022, among Parent, Purchaser and the Company.**

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

____________________ *Previously filed. **Filed herewith.